EXHIBIT 99.1

Check-Cap Expands Management Team
with Appointment of Bill Densel as President of U.S. Operations

Executive Addition Establishes Check-Cap’s Presence in the United States

ISYFIA, Israel, May 19, 2015— Check-Cap Ltd. (Nasdaq:  CHEK, CHEKW) a clinical stage medical diagnostics company engaged in the development of a preparation-free ingestible imaging capsule for colorectal cancer screening, is pleased to announce that Mr. Bill Densel has joined the Company as President of U.S. operations.

“We are thrilled to welcome Bill Densel to Check-Cap,” said Guy Neev, CEO of Check-Cap.  “Bill brings a wealth of expertise and accomplishments in the medical technology industry that will be invaluable to us as we execute on our planned expansion into the U.S. market.”

Mr. Densel will lead Check-Cap’s U.S. operations out of Boston, Massachusetts.  In this role, he will be responsible for overseeing Check-Cap’s clinical program in the United States, including the Company’s planned U.S. pivotal trial. Additionally, Mr. Densel will be involved in planning the Company’s regulatory program for the United States and Canada and will lead the development of the global sales and marketing strategy in the United States, Canada and Latin America.

“Check-Cap is engaged in some incredibly innovative and important work within the global effort to increase colorectal cancer screening rates, and I am excited to become a part of that work and the company’s expansion in the United States,” said Densel.  “I am fortunate to have been a part of groundbreaking device and diagnostic technologies, and this role at Check-Cap offers a wonderful opportunity to apply my experience into this challenging and critical field.”

Mr. Densel has a 25-year leadership career in health care, including in his most recent role as Chief Executive Officer of Beacon Endoscopic, Inc. a company specializing in advanced endoscopy devices, which was acquired by Covidien plc.  Mr. Densel has also served as General Manager, CardioSCORE for BG Medicine Inc., a cardiovascular diagnostics company, and Chief Executive Officer of Dune Medical Devices, Inc., a company focusing on devices for the intraoperative identification of cancerous tissues.  In addition, Mr. Densel has held senior management positions at Hologic Corporation (formerly Cytyc Corporation), Boston Scientific Corporation, and Genzyme Biosurgery.  Mr. Densel served as a Special Operations Officer in the U.S. Navy, and received a BA degree in Economics from Duke University.

At an Extraordinary General Meeting of Shareholders that was held earlier today, shareholders approved the terms of Mr. Densel’s engagement, in addition to the ratification of the election of Mr. Yuval Yanai and the election of Ms. Mary Jo Gorman as external directors for an initial three-year term, and also ratified and approved the compensation to be paid to each of them during such term, consisting of an annual fee and a one-time option grant.

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company focused on the development of gastrointestinal imaging devices. The Company's lead product is an endoscopy capsule with a colon imaging system for colorectal cancer and clinically-significant lesions that utilizes proprietary, ultra-low-energy X-ray-based measurement technology to safely generate high-resolution, 3-dimensional imagery of the colon without cleansing or other aggressive bowel preparation. This solution is designed to increase compliance with screening recommendations.  The Check-Cap imaging system is not cleared for marketing in any jurisdiction.

Offering a non-invasive, non-aggressive alternative to conventional colon screening, Check Cap’s innovative technology allows the patient to simply swallow the capsule and continue his or her daily routine while the capsule travels painlessly through the colon.  Utilizing ultra-low dose radiation, the X-ray technology provides 3D imaging of the colon and the location of lesions

Legal Notice Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements.  Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved.  Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the “Special Note On Forward-looking Statements” and “Risk Factors” in the Company’s Annual Report  on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.  The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

CONTACTS:

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

Media
Jennifer Wlach
Mercury LLC
JWlach@mercuryllc.com

John Cpin
Mercury LLC
jcpin@mercuryllc.com